GREAT-WEST LIFECO INC.

R E L E A S E

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports third quarter 2007 results

Winnipeg, November 1, 2007 ... Great-West Lifeco Inc. (Lifeco) has reported adjusted net income attributable to common shareholders of $558 million for the three months ended September 30, 2007, up 17% compared to net income of $477 million reported a year ago. On a per share basis, this represents $0.625 per common share for the three months ended September 30, 2007 compared to $0.537 per common share for 2006. Adjusted net income excludes a provision for certain Canadian retirement plans of $97 million after tax. Net income attributable to common shareholders for the quarter after this provision was $461 million or $0.516 per common share.

For the nine months ended September 30, 2007 adjusted net income attributable to common shareholders was $1,616 million compared to $1,384 million reported a year ago. On a per share basis, this represents $1.812 per common share for the nine months ended September 30, 2007, an increase of 17% compared to $1.554 per common share for 2006. Net income attributable to common shareholders after the provision for certain Canadian retirement plans was $1,519 million or $1.703 per common share for the nine months ended September 30, 2007.

Lifeco reported earnings growth in all reporting segments, with significant growth in the Company's European and United States segments.

Highlights
- Quarterly dividends declared were $0.2750 per common share payable December 31, 2007. Dividends paid on common shares for the nine months ended September 30, 2007 were 14% higher than a year ago.
- The acquisition of Putnam Investments, LLC closed on August 3, 2007. Lifeco third quarter results include the results of Putnam from that date. Putnam contributed approximately $0.017 per common share to adjusted net income for the quarter.
- Fully diluted adjusted earnings per common share for the third quarter of 2007 increased 17% compared to a year ago. Fully diluted adjusted earnings per common share excludes a provision for certain Canadian retirement plans of $0.108 per common share.
- Adjusted return on common shareholders' equity was 22.1% for the twelve months ended September 30, 2007.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC, together with Lifeco's corporate results.

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100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.

CANADA

Net income attributable to common shareholders for the third quarter of 2007 was $245 million compared to $221 million in 2006, an increase of 11%.

For the nine months ended September 30, 2007, net income attributable to common shareholders was up 9% to $727 million from $670 million for the nine months ended September 30, 2006. Individual Insurance & Investment Products earnings at $468 million were up 8% while Group Insurance earnings of $281 million were up 10%.

Total sales for the nine months ended September 30, 2007 were $7.1 billion, compared to $6.0 billion in 2006, an increase of 18%.

Total assets under administration at September 30, 2007 were $101.5 billion, compared to $96.6 billion at December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the third quarter of 2007 increased 23% to $150 million from $122 million for the third quarter of 2006. For the nine months ended September 30, 2007, net income attributable to common shareholders was up 12% to $428 million from $383 million for the nine months ended September 30, 2006.

Total sales for the nine months ended September 30, 2007 were $4.7 billion, compared to $3.1 billion in 2006, an increase of 52%.

Total assets under administration at September 30, 2007 were $238.9 billion, compared to $48.2 billion at December 31, 2006.   Included in assets under administration were $191 billion of mutual fund and institutional account assets managed by Putnam.

EUROPE

Net income attributable to common shareholders for the third quarter of 2007 increased 25% to $161 million from $129 million for the third quarter of 2006. For the nine months ended September 30, 2007, net income attributable to common shareholders was up 37% to $461 million from $336 million for the nine months ended September 30, 2006.

Total sales for the nine months ended September 30, 2007 were $5.0 billion, compared to $4.1 billion in 2006, an increase of 23%.

Total assets under administration at September 30, 2007 were $62.7 billion, compared to $67.8 billion at December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was a charge of $95 million for the third quarter of 2007 and a charge of $97 million for the nine months ended September 30, 2007 compared to net income of $5 million for the third quarter and a charge of $5 million for the nine months of 2006. The 2007 results include a $97 million after tax provision for certain Canadian retirement plans.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2750 per share on the common shares of the Company payable December 31, 2007 to shareholders of record at the close of business December 3, 2007.

In addition, the Directors approved quarterly dividends on:
- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable December 31, 2007 to shareholders of record at the close of business December 3, 2007.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $400 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information
This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

…/4

The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's third quarter analyst teleconference will be held Friday, November 2 at 8:30 a.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from November 2 until November 9, 2007, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217096#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

FINANCIAL HIGHLIGHTS *(unaudited)*
(in $ millions except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,879**	$ 4,332	-10%	**$ 13,758**	$ 12,471	10%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,732	-	**5,539**	5,537	-
Segregated funds deposits:						
Individual products	**2,195**	1,836	20%	**7,248**	6,005	21%
Group products	**1,184**	1,120	6%	**4,328**	3,841	13%
Proprietary mutual funds deposits (1)	**209**	127	65%	**632**	451	40%
Total premiums and deposits	**9,199**	9,147	1%	**31,505**	28,305	11%
Fee and other income	**921**	658	40%	**2,434**	1,982	23%
Paid or credited to policyholders	**4,678**	4,871	-4%	**13,026**	13,831	-6%
Net income - common shareholders before adjustments	**558**	477	17%	**1,616**	1,384	17%
Adjustments after tax (2)	**97**	-	-	**97**	-	-
Net income - common shareholders	**461**	477	-3%	**1,519**	1,384	10%
Per common share						
Basic earnings before adjustments	**$ 0.625**	$ 0.537	16%	**$ 1.812**	$ 1.554	17%
Adjustments after tax (2)	**0.109**	-	-	**0.109**	-	-
Basic earnings	**0.516**	0.537	-4%	**1.703**	1.554	10%
Dividends paid	**0.275**	0.240	15%	**0.785**	0.6875	14%
Book value				**10.78**	10.49	3%
Return on common shareholders' equity (12 months):						
Net income before adjustments (2)				**22.1%**	20.7%	
Net income				**21.2%**	20.7%	
At September 30						
Total assets				**$118,772**	$116,039	2%
Segregated funds net assets				**90,838**	81,484	11%
Proprietary mutual funds net assets				**193,426**	1,687	-
Total assets under administration				**$403,036**	$199,210	102%
Share capital and surplus				**$ 10,715**	$ 10,450	3%

(1) Does not include Putnam Investments, LLC mutual funds deposits.

(2) In the quarter, net income attributable to common shareholders was reduced by $97 after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*
(in $ millions except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2007 (note 1(a))	2006	**2007** (note 1(a))	2006
Income				
Premium income	**$ 3,879**	$ 4,332	**$ 13,758**	$ 12,471
Net investment income (note 5)				
Regular net investment income	**1,418**	1,577	**4,323**	4,416
Changes in fair value on held for trading assets	**426**	-	**(1,921)**	-
Total net investment income	**1,844**	1,577	**2,402**	4,416
Fee and other income	**921**	658	**2,434**	1,982
	6,644	6,567	**18,594**	18,869
Benefits and expenses				
Policyholder benefits	**3,444**	3,460	**12,632**	10,942
Policyholder dividends and experience refunds	**322**	300	**794**	865
Change in actuarial liabilities	**912**	1,111	**(400)**	2,024
Total paid or credited to policyholders	**4,678**	4,871	**13,026**	13,831
Commissions	**348**	325	**1,100**	999
Operating expenses	**857**	532	**2,012**	1,635
Premium taxes	**69**	67	**191**	193
Financing charges (note 6)	**81**	54	**185**	152
Amortization of finite life intangible assets	**10**	5	**25**	14
Net income before income taxes	**601**	713	**2,055**	2,045
Income taxes - current	**67**	198	**421**	425
- future	**11**	(12)	**(51)**	66
Net income before non-controlling interests	**523**	527	**1,685**	1,554
Non-controlling interests (note 11)	**48**	36	**124**	132
Net income	**475**	491	**1,561**	1,422
Perpetual preferred share dividends	**14**	14	**42**	38
Net income - common shareholders	**$ 461**	$ 477	**$ 1,519**	$ 1,384
Earnings per common share (note 15)				
Basic	**$ 0.516**	$ 0.537	**$ 1.703**	$ 1.554
Diluted	**$ 0.513**	$ 0.532	**$ 1.690**	$ 1.542

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*
(in $ millions)

	September 30, 2007	December 31, 2006	September 30, 2006
	(note 1(a))		
Assets			
Bonds (note 4)	$ 66,284	$ 65,246	$ 62,558
Mortgage loans (note 4)	15,682	15,334	15,113
Stocks (note 4)	6,512	4,766	4,271
Real estate (note 4)	2,327	2,216	2,050
Loans to policyholders	6,259	6,776	6,692
Cash and cash equivalents	2,977	3,083	3,267
Funds held by ceding insurers	1,553	12,371	11,596
Goodwill	8,517	5,444	5,325
Intangible assets	1,712	1,575	1,450
Other assets (note 7)	6,949	3,717	3,717
Total assets	$ 118,772	$ 120,528	$ 116,039
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 86,425	$ 89,490	$ 82,672
Provision for claims	1,322	1,266	1,140
Provision for policyholder dividends	581	568	559
Provision for experience rating refunds	260	452	439
Policyholder funds	2,173	2,202	2,071
	90,761	93,978	86,881
Debentures and other debt instruments (note 8)	5,336	1,980	1,953
Funds held under reinsurance contracts	1,950	1,822	3,433
Other liabilities (note 9)	5,489	4,167	5,908
Repurchase agreements	491	997	1,072
Deferred net realized gains	168	2,821	2,726
	104,195	105,765	101,973
Preferred shares (note 12)	798	756	760
Capital trust securities and debentures (note 10)	640	646	647
Non-controlling interests (note 11)			
Participating account surplus in subsidiaries	2,063	1,884	1,845
Preferred shares issued by subsidiaries	209	209	209
Perpetual preferred shares issued by subsidiaries	152	154	155
Share capital and surplus			
Share capital (note 12)			
Perpetual preferred shares	1,099	1,099	1,099
Common shares	4,691	4,676	4,673
Accumulated surplus	6,308	5,858	5,590
Accumulated other comprehensive income	(1,415)	(547)	(938)
Contributed surplus	32	28	26
	10,715	11,114	10,450
Total liabilities, share capital and surplus	$ 118,772	$ 120,528	$ 116,039

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*
(in $ millions)

	For the nine months ended September 30	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(368)**	-
Net income	**1,561**	1,422
Common share cancellation excess	**-**	(36)
Share issue costs - preferred shares	**-**	(5)
Dividends to shareholders		
Perpetual preferred shareholders	**(42)**	(38)
Common shareholders	**(701)**	(613)
Balance, end of period	**$ 6,308**	$ 5,590
Accumulated other comprehensive income, net of income taxes (note 16)		
Balance, beginning of year	**$ (547)**	$ (849)
Change in accounting policy (note 1(a))	**257**	-
Other comprehensive income	**(1,125)**	(89)
Balance, end of period	**$ (1,415)**	$ (938)
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 13)	**4**	8
Exercised	**-**	(1)
Balance, end of period	**$ 32**	$ 26

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
	(note 1(a))		(note 1(a))	
Net income	**$ 475**	$ 491	**$ 1,561**	$ 1,422
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0 and $0 in 2007 ($0 and $0 in 2006)	**(512)**	31	**(1,100)**	(103)
Unrealized gains (losses) on available for sale assets, net of tax of $0 and $26 in 2007 ($0 and $0 in 2006)	**22**	-	**(76)**	-
Unrealized gains (losses) on cash flow hedges, net of tax of $(17) and $4 in 2007 ($0 and $0 in 2006)	**31**	-	**(7)**	-
Reclassification of realized gains (losses) on available for sale assets, net of tax of $3 and $15 in 2007 ($0 and $0 in 2006), to net income	**(6)**	-	**(29)**	-
Reclassification of realized gains (losses) on cash flow hedges, net of tax of $(19) and $(19) in 2007 ($0 and $0 in 2006), to net investment in self-sustaining foreign operations	**36**	-	**36**	-
Non-controlling interests (note 11)	**(9)**	-	**51**	14
	(438)	31	**(1,125)**	(89)
Comprehensive income	**$ 37**	$ 522	**$ 436**	$ 1,333

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Operations				
Net income	$ **475**	$ 491	$ **1,561**	$ 1,422
Adjustments:				
Change in policy liabilities	**929**	1,172	**(619)**	1,575
Change in funds held by ceding insurers	**168**	40	**609**	471
Change in funds held under reinsurance contracts	**(26)**	(524)	**24**	(621)
Change in current income taxes payable	**(129)**	50	**(159)**	(24)
Future income tax expense	**11**	(12)	**(51)**	66
Changes in fair value of financial instruments	**(441)**	-	**1,892**	-
Other	**(10)**	131	**(828)**	206
Cash flows from operations	**977**	1,348	**2,429**	3,095
Financing Activities				
Issue of common shares	**3**	3	**15**	20
Issue of preferred shares	**-**	-	**-**	300
Purchased and cancelled common shares	**-**	(13)	**-**	(43)
Purchased and cancelled preferred shares	**(1)**	(18)	**(1)**	(30)
Issue of subordinated debentures in subsidiary	**-**	-	**1,000**	336
Drawdown on credit facility	**2,454**	-	**2,454**	-
Repayment of subordinated debentures in subsidiary	**-**	(250)	**-**	(250)
Repayment of debentures and other debt instruments	**(98)**	-	**(1)**	(22)
Share issue costs	**-**	1	**-**	(5)
Dividends paid	**(260)**	(228)	**(743)**	(651)
	2,098	(505)	**2,724**	(345)
Investment Activities				
Bond sales and maturities	**7,059**	7,351	**18,878**	20,683
Mortgage loan repayments	**458**	523	**1,429**	1,434
Stock sales	**396**	421	**1,173**	977
Real estate sales	**32**	129	**66**	174
Change in loans to policyholders	**(7)**	(19)	**(167)**	(239)
Change in repurchase agreements	**(317)**	14	**(584)**	132
Acquisition of businesses	**(4,155)**	-	**(4,155)**	-
Disposal of business	**6**	-	**6**	-
Investment in bonds	**(5,777)**	(7,586)	**(17,082)**	(22,091)
Investment in mortgage loans	**(1,207)**	(847)	**(2,491)**	(2,052)
Investment in stocks	**(359)**	(380)	**(1,595)**	(1,018)
Investment in real estate	**(244)**	(399)	**(440)**	(515)
	(4,115)	(793)	**(4,962)**	(2,515)
Effect of changes in exchange rates on cash and cash equivalents	**(115)**	31	**(297)**	71
Increase (decrease) in cash and cash equivalents	**(1,155)**	81	**(106)**	306
Cash and cash equivalents, beginning of period	**4,132**	3,186	**3,083**	2,961
Cash and cash equivalents, end of period	$ **2,977**	$ 3,267	$ **2,977**	$ 3,267

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income.*

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheets while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in other comprehensive income until they are realized by the Company.

The new guidance introduces the concept of consolidated other comprehensive income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated other comprehensive income together with consolidated net income provides the financial statement reader with consolidated comprehensive income. Consolidated comprehensive income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheets including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheets at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheets (note 7 and 9). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges and hedges of net investments in self-sustaining foreign operations is offset through other comprehensive income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as reported (note 1(d))		Opening adjustments		Adjusted January 1, 2007	
Assets						
Bonds	$	65,246	$	(65,246)	$	-
Classified as available for sale		-		5,675		5,675
Classified as held for trading		-		48,799		48,799
Designated as held for trading		-		1,650		1,650
Loans and receivables		-		10,035		10,035
		65,246		913		66,159
Mortgage loans		15,334		(46)		15,288
Stocks		4,766		(4,460)		306
Classified as available for sale		-		904		904
Classified as held for trading		-		4,210		4,210
		4,766		654		5,420
All other assets		35,182		(43)		35,139
Total assets	$	120,528	$	1,478	$	122,006
Liabilities						
Policy liabilities	$	93,978	$	3,896	$	97,874
Funds held under reinsurance contracts		1,822		121		1,943
Deferred net realized gains		2,821		(2,628)		193
Preferred share liability (Series D and E)		756		71		827
All other liabilities		7,790		-		7,790
		107,167		1,460		108,627
Non-controlling interests						
Participating account surplus in subsidiaries		1,884		129		2,013
Other non-controlling interests		363		-		363
Share capital and surplus						
Share capital		5,775		-		5,775
Shareholder surplus						
Accumulated surplus		5,858		(368)		5,490
Accumulated other comprehensive income		-		(290)		(290)
Contributed surplus		28		-		28
Currency translation account		(547)		547		-
		11,114		(111)		11,003
Total liabilities, share capital and surplus	$	120,528	$	1,478	$	122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $71 at September 30, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Acquisitions

(a) Putnam Investments Trust

On August 3, 2007, Lifeco acquired the asset management business of Putnam Investments Trust (Putnam), and The Great-West Life Assurance Company (Great-West Life) and Canada Life acquired Putnam's 25% interest in T.H. Lee Partners (T.H. Lee) (see note 4(c)), from Marsh & MacLennan Companies Inc. representing an aggregate transaction value of approximately $4.2 billion including transaction costs.

Financing of the transaction is described in note 8.

The initial allocation of the purchase price is summarized as follows:

Value of assets acquired:		
Cash and certificates of deposit	$	74
Stocks		441
Other assets		1,830
	$	2,345
Value of liabilities assumed:		
Other liabilities		1,535
Non-controlling interests		2
		1,537
Fair value of net assets acquired	$	808
Total purchase consideration:		
Cash	$	4,143
Transaction and related costs, net of income taxes		91
		4,234
Goodwill and intangible assets on acquisition (1)	$	3,426

(1) The initial allocation of the purchase price to intangible assets acquired should be completed in the fourth quarter of 2007.

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities assumed are accruals for Putnam costs of $108 related to planned restructuring and exit activities involving operations and systems, compensation costs and facilities (refer to note 3).

Results of Putnam are included in the Summary of Consolidated Operations from the date of acquisition. Putnam offers investment management products and services, mainly in the United States.

(b) Crown Life Insurance Company (Crown Life)

On July 5, 2007, Canada Life acquired all of the outstanding common shares of Crown Life for cash consideration of $118, including transaction costs. The acquisition was pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life.

The acquisition resulted in an initial increase in invested assets of $459, an increase in other assets of $25, an increase in policyholder liabilities of $338, an increase in other liabilities of $58, a decrease in non-controlling interests of $11 and estimated goodwill of $19. The amounts assigned to the assets acquired and liabilities assumed and associated goodwill may be adjusted when the allocation process has been finalized.

Results of Crown Life are included in the Summary of Consolidated Operations from the date of acquisition.

(c) Benefits Management Corporation

On May 31, 2007, Great-West Life & Annuity Insurance Company (GWL&A) acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and the Company's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to the Company's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of the Company's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

3. Restructuring Costs

Following the acquisition of Putnam on August 3, 2007, the Company developed a plan to restructure certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2008. Costs of $123 (U.S. $117) are expected to be incurred as a result and consist primarily of restructuring activities involving operations and systems, compensation costs and facilities. The costs include approximately $108 (U.S $103) that was recognized as part of the purchase equation of Putnam. Costs of approximately $15 (U.S. $14) will be charged to income as incurred.

The following details the amount and status of restructuring program costs for the period ended September 30, 2007:

	Expected total costs	Amounts utilized - 2007	Changes in foreign exchange rates	Balance September 30, 2007
Compensation costs	$ 100	$ (23)	$ (4)	$ 73
Exiting and consolidating operations	13	-	(1)	12
Eliminating duplicate systems	10	-	-	10
	$ 123	$ (23)	$ (5)	$ 95
Accrued on acquisition	$ 108	$ (23)	$ (4)	$ 81
Expense as incurred	15	-	(1)	14
	$ 123	$ (23)	$ (5)	$ 95

4. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	September 30, 2007						December 31, 2006	September 30, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for trading[1] Designated	Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 1,741	$ 17,341	$ 691	$ 1,815	$ -	$ 21,588	$ 22,069	$ 22,594
- corporate	2,600	34,106	872	7,118	-	44,696	43,177	39,964
	4,341	51,447	1,563	8,933	-	66,284	65,246	62,558
Mortgage loans								
- residential	-	-	-	7,198	-	7,198	7,342	7,186
- non-residential	-	-	-	8,484	-	8,484	7,992	7,927
	-	-	-	15,682	-	15,682	15,334	15,113
Stocks	1,459	4,391	-	-	662	6,512	4,766	4,271
Real estate	-	-	-	-	2,327	2,327	2,216	2,050
	$ 5,800	$ 55,838	$ 1,563	$ 24,615	$ 2,989	$ 90,805	$ 87,562	$ 83,992

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	September 30, 2007	December 31, 2006	September 30, 2006
Carrying value, beginning of year	$ 306	$ 276	$ 276
Equity method earnings	22	-	-
Dividends	(12)	-	-
Portfolio method earnings	-	30	22
Carrying value, end of period	$ 316	$ 306	$ 298
Share of equity, end of period	$ 144	$ 133	$ 129
Fair value, end of period	$ 484	$ 452	$ 433

The Company owns 9,205,972 shares of IGM at September 30, 2007 (9,205,933 at December 31, 2006; 9,205,627 at September 30, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at September 30, 2006).

(c) Stocks include the Company's 25% investment in T.H. Lee. The Company's investment in T.H. Lee is accounted for using the equity method of accounting. At September 30, 2007, the carrying value of this investment included in stocks on the Consolidated Balance Sheets was as follows:

	September 30, 2007
Carrying value, beginning of year	$ -
Acquisition of T.H. Lee interests	388
Net investment income	1
Amortization of underlying intangible assets	(5)
Foreign currency translation adjustments	(38)
Carrying value, end of period	$ 346

5. Net Investment Income

Net investment income is comprised of the following:

For the three months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 939	$ 224	$ 47	$ 36	$ 154	$ 1,400
Net realized gains (losses) *(available for sale)*	5	-	3	-	-	8
Net realized gains (losses) *(other classifications)*	3	4	-	-	-	7
Recovery of credit losses	2	-	-	-	-	2
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	949	228	50	55	136	1,418
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	48	-	-	-	-	48
Net realized/ unrealized gains (losses) *(designated held for trading)*	390	-	19	-	(31)	378
	438	-	19	-	(31)	426
Net investment income	$ 1,387	$ 228	$ 69	$ 55	$ 105	$ 1,844

For the three months ended September 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,009	$ 219	$ 33	$ 29	$ 153	$ 1,443
Amortization of net realized and unrealized gains	61	11	61	17	-	150
Recovery of credit losses	2	-	-	-	-	2
Investment expenses	-	-	-	-	(18)	(18)
Net investment income	$ 1,072	$ 230	$ 94	$ 46	$ 135	$ 1,577

For the nine months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 2,814	$ 672	$ 135	$ 97	$ 518	$ 4,236
Net realized gains (losses) *(available for sale)*	37	-	6	-	-	43
Net realized gains (losses) *(other classifications)*	16	19	-	-	-	35
Recovery of credit losses	3	4	-	-	-	7
Amortization of deferred net realized gains	-	-	-	56	-	56
Other income and expenses	-	-	-	-	(54)	(54)
	2,870	695	141	153	464	4,323
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	27	-	-	-	-	27
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,056)	-	231	-	(123)	(1,948)
	(2,029)	-	231	-	(123)	(1,921)
Net investment income	$ 841	$ 695	$ 372	$ 153	$ 341	$ 2,402

For the nine months ended September 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 2,818	$ 650	$ 98	$ 83	$ 359	$ 4,008
Amortization of net realized and unrealized gains	185	35	185	46	-	451
Recovery of credit losses	8	1	-	-	-	9
Investment expenses	-	-	-	-	(52)	(52)
Net investment income	$ 3,011	$ 686	$ 283	$ 129	$ 307	$ 4,416

6. Financing Charges

Financing charges consist of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Interest on long-term debentures and other debt instruments	$ **69**	$ 32	$ **131**	$ 89
Preferred share dividends	**9**	9	**27**	28
Unrealized gains on preferred shares classified as held for trading	**(15)**	-	**(29)**	-
Subordinated debenture issue costs	**-**	-	**13**	-
Other	**9**	4	**15**	7
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	$ **81**	$ 54	$ **185**	$ 152

Financing charges include amounts related to the Putnam acquisition as described in note 8.

7. Other Assets

Other assets consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Premiums in course of collection	$ **587**	$ 566	$ 565
Interest due and accrued	**1,153**	1,009	1,059
Derivative financial instruments (note 1(a))	**972**	-	-
Other investment receivables	**372**	-	-
Future income taxes	**661**	369	375
Fixed assets	**357**	263	255
Prepaid expenses	**340**	64	73
Accounts receivable	**1,145**	758	650
Accrued pension asset	**198**	189	192
Trading account assets	**371**	-	-
Other	**793**	499	548
	$ **6,949**	$ 3,717	$ 3,717

8. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.5% (5.2% to 5.3% in 2006)	$ 97	$ 110	$ 106
Credit facility at rate equal to the Canadian Bankers' Acceptance rate plus 0.25%	1,233	-	-
Credit facility at rate equal to LIBOR rate plus 0.25% (U.S. $1,221)	1,221	-	-
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	2
Total short term	2,552	111	108
Long term			
Operating:			
Note payable with interest rate of 8.0%	7	8	8
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	3	5	5
	303	305	305
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$174)	174	205	196
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	300	351	336
Great-West Lifeco Finance (Delaware) LP			
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	1,000	-	-
Total long term	2,784	1,869	1,845
Total debentures and other debt instruments	$ 5,336	$ 1,980	$ 1,953

As part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank (see note 2). The credit agreement provides a one year facility, extendible at the Company's option for an additional six months, of up to $3,000, fundable in Canadian or U.S. dollars. On August 2, 2007, the Company drew $1,233 and U.S. $1,571 against the facility. The facility provided the Company with the option to convert up to U.S. $500 to a five year term loan which option the Company has exercised against the U.S. drawings of the facility on October 18, 2007. The balance outstanding under this facility at September 30, 2007 was $2,454 ($1,233 Canadian and U.S. $1,221).

On June 20, 2007, Lifeco borrowed $124 under an existing revolving line of credit facility with a Canadian chartered bank. On August 2, 2007, Lifeco fully repaid the balance of $124.

During the second quarter of 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 21, 2017.

9. Other Liabilities

Other liabilities consist of the following:

	September 30, 2007		December 31, 2006		September 30, 2006
Current income taxes	$	257	$ 246	$	306
Accounts payable		1,119	459		400
Liability for restructuring costs (note 3)		81	-		-
Post-retirement benefits provision		667	520		519
Bank overdraft		412	446		424
Future income taxes		334	369		314
Derivative financial instruments (note 1(a))		84	16		9
Security purchase payable		-	-		1,568
Other		2,535	2,111		2,368
	$	5,489	$ 4,167	$	5,908

10. Capital Trust Securities and Debentures

	September 30, 2007	December 31, 2006	September 30, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	28	31	32
Trust securities held by consolidated group as temporary investments	(188)	(185)	(185)
Total	$ 640	$ 646	$ 647

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

11. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and GWL&A at September 30, 2007 and September 30, 2006 and Putnam at September 30, 2007.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	$ **24**	$ 29	$ **85**	$ 88
London Life	**191**	170	**537**	522
Canada Life	**62**	47	**167**	139
GWL&A	**19**	26	**93**	95
	296	272	**882**	844
Policyholder dividends				
Great-West Life	**(28)**	(27)	**(82)**	(78)
London Life	**(155)**	(145)	**(450)**	(425)
Canada Life	**(54)**	(45)	**(157)**	(135)
GWL&A	**(16)**	(24)	**(83)**	(88)
	(253)	(241)	**(772)**	(726)
Net income - participating account	**43**	31	**110**	118
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	$ **48**	$ 36	$ **124**	$ 132

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2007		December 31, 2006		September 30, 2006	
Participating account surplus:						
Great-West Life	$	**410**	$	370	$	382
London Life		**1,437**		1,275		1,243
Canada Life		**29**		35		29
GWL&A		**187**		204		191
	$	**2,063**	$	1,884	$	1,845
Preferred shares issued by subsidiaries:						
Great-West Life Series L, 5.20% Non-Cumulative	$	**52**	$	52	$	52
Great-West Life Series O, 5.55% Non-Cumulative		**157**		157		157
	$	**209**	$	209	$	209
Perpetual preferred shares issued by subsidiaries:						
CLFC Series B, 6.25% Non-Cumulative	$	**145**	$	145	$	145
Acquisition related fair market value adjustment		**7**		9		10
	$	**152**	$	154	$	155

On October 31, 2007, Great-West Life redeemed all 2,093,032 Non-Cumulative Preferred Shares, Series L for cash redemption price of $25.00 per share.

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended September 30				For the nine months ended September 30			
	2007		2006		**2007**		2006	
Participating account								
Other comprehensive income attributable to participating account								
Great-West Life	$	**-**	$	-	$	**(5)**	$	-
London Life		**20**		-		**(14)**		(5)
Canada Life		**-**		-		**-**		-
GWL&A		**(11)**		-		**(32)**		(9)
Other comprehensive income - participating account	$	**9**	$	-	$	**(51)**	$	(14)

12. Share Capital

Authorized
Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	September 30, 2007		December 31, 2006		September 30, 2006	
	Number	Carrying value	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [(1)]						
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,938,500**	**$ 204**	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,282,215**	**594**	22,282,215	557	22,422,215	561
	30,220,715	**$ 798**	30,261,115	$ 756	30,401,115	$ 760
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
	43,957,001	**$ 1,099**	43,957,001	$ 1,099	43,957,001	$ 1,099
Common shares:						
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)	(1,511,300)	(7)
Issued under Stock Option Plan	**1,308,508**	**15**	2,310,013	25	1,911,667	20
Balance, end of period	**892,460,297**	**$ 4,691**	891,151,789	$ 4,676	891,089,443	$ 4,673

[(1)]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at September 30, 2007 is an increase of $42 (Series D - $5, Series E -$37). The redemption price at maturity is $25.00 per share plus accrued dividends.

13. Stock Based Compensation

164,000 options were granted under the Company's stock option plan during the third quarter of 2007 and 1,749,000 options were granted during the first quarter of 2007 (no options were granted during the first or third quarter of 2006 and 50,000 options were granted during the second quarter of 2006). The weighted-average fair value of options granted during the nine months ended September 30, 2007 were $7.41 per option ($5.48 per option during the nine months ended September 30, 2006). Compensation expense of $4 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2007 ($8 after tax for the nine months ended September 30, 2006).

14. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Pension benefits	$ 11	$ 18	$ 33	$ 57
Other benefits	4	5	14	16
Total	$ 15	$ 23	$ 47	$ 73

Total benefit costs exclude the pension provision described in note 17.

15. Earnings Per Common Share

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
a) Earnings				
Net income - common shareholders	$ 461	$ 477	$ 1,519	$ 1,384
b) Number of common shares				
Average number of common shares outstanding	892,296,169	891,036,927	892,014,374	891,036,927
Add:				
-Potential exercise of outstanding stock options	6,619,468	6,523,709	6,769,405	6,523,709
Average number of common shares outstanding - diluted basis	898,915,637	897,560,636	898,783,779	897,560,636
Earnings per common share				
Basic	$ 0.516	$ 0.537	$ 1.703	$ 1.554
Diluted	$ 0.513	$ 0.532	$ 1.690	$ 1.542

16. Accumulated Other Comprehensive Income

	For the nine months ended September 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (14)	$ (605)
Opening transition adjustment	-	379	-	379	40	419
Income tax	-	(108)	-	(108)	4	(104)
	-	271	-	271	44	315
Other comprehensive income	(1,100)	(146)	44	(1,202)	56	(1,146)
Income tax	-	41	(15)	26	(5)	21
	(1,100)	(105)	29	(1,176)	51	(1,125)
Balance, end of period	$ (1,691)	$ 166	$ 29	$ (1,496)	$ 81	$ (1,415)

17. Contingent Liabilities (material changes since December 31, 2006)

In the third quarter, 2007 Great-West Life and Canada Life established provisions for certain Canadian retirement plans in the amount of $97 after-tax. Actual results could differ from these estimates.

18. Segmented Information
Consolidated Operations
For the three months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,771	$ 696	$ 1,412	$ -	$ 3,879
Net investment income					
Regular net investment income	619	349	445	5	1,418
Changes in fair value on held for trading assets	18	99	309	-	426
Total net investment income	637	448	754	5	1,844
Fee and other income	254	506	161	-	921
Total income	2,662	1,650	2,327	5	6,644
Benefits and expenses:					
Paid or credited to policyholders	1,817	924	1,937	-	4,678
Other	510	502	198	145	1,355
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	332	218	191	(140)	601
Income taxes	43	57	23	(45)	78
Net income before non-controlling interests	289	161	168	(95)	523
Non-controlling interests	33	11	4	-	48
Net income - shareholders	256	150	164	(95)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 150	$ 161	$ (95)	$ 461

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

GREAT-WEST LIFECO INC.

For the nine months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,464	$ 2,243	$ 6,051	$ -	$ 13,758
Net investment income					
Regular net investment income	1,865	1,089	1,352	17	4,323
Changes in fair value on held for trading assets	(656)	(92)	(1,173)	-	(1,921)
Total net investment income	1,209	997	179	17	2,402
Fee and other income	763	1,179	492	-	2,434
Total income	7,436	4,419	6,722	17	18,594
Benefits and expenses:					
Paid or credited to policyholders	4,807	2,622	5,597	-	13,026
Other	1,607	1,159	561	161	3,488
Amortization of finite life intangible assets	10	12	3	-	25
Net operating income before income taxes	1,012	626	561	(144)	2,055
Income taxes	162	179	76	(47)	370
Net income before non-controlling interests	850	447	485	(97)	1,685
Non-controlling interests	91	19	14	-	124
Net income - shareholders	759	428	471	(97)	1,561
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 727	$ 428	$ 461	$ (97)	$ 1,519

GREAT-WEST LIFECO INC.

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384